UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 11, 2008.

FY 2007: Luxottica to close another record year

Milan, Italy — January 11, 2008 — In an interview with Italy’s financial daily Il Sole 24 Ore published today, Andrea Guerra, chief executive officer of Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) commented that fiscal year 2007 will be another record year for the Group. Mr. Guerra indicated that Luxottica will close the year with nearly €5 billion in consolidated sales and net income of approximately €500 million(1).

The Board of Directors of Luxottica Group will review full results for fiscal year 2007 on March 13, 2008. As customary, on that date the Group will broadly distribute a press release detailing the full results for the full year.

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo and Versace, and key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon, in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, before the merger agreement with Oakley, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those that are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s and Oakley’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under

U.S. securities regulation, neither Luxottica Group nor Oakley assumes any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Media Relations:

Carlo Fornaro, Group Corporate Communications Director

Tel.: +39 (02) 8633 4062

Email: MediaRelations@luxottica.com

Luca Biondolillo, Head of International Communications

Tel.: +39 (02) 8633 4668

Email: LucaBiondolillo@Luxottica.com

Investor Relations:

Alessandra Senici, Group Investor Relations Director

Tel.: +39 (02) 8633 4069

Email: Investorrelations@Luxottica.com

1            These figures include the previously disclosed non-recurring gain related to the sale of a real estate property in Milan, Italy in May 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: January 16, 2008	By:/s/ ENRICO CAVATORTA
ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER